Stearns Weaver Miller
Weissler Alhadeff & Sitterson, P.A.

Miami       ▪       Ft. Lauderdale       ▪       Tampa

March 3, 2005

VIA EDGAR AND FACSIMILE
Jeffrey Riedler, Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	IVAX Corporation Registration Statement on Form S-3 File Number 333-122753

Dear Mr. Riedler:

     This letter is in response to the Staff’s comments regarding the above-referenced filing, which were provided in your letter to Steven D. Rubin, Esq., dated February 22, 2005.

     Set forth below are responses to the comments in your letter. The numbering of the comments below corresponds to the numbering set forth in your letter.

Selling Shareholder, page 25

1.	We note that approximately 78% of the selling security holders are currently unidentified. Registrants are generally required to name all selling security holders known at the time that a resale registration statement is filed and goes effective. Please file a pre-effective amendment to the registration statement that identifies all of the selling security holders and provides the information required by Item 507 of Regulation S-K, including the amount of securities owned by each selling security holder prior to the offering and the amount to be offered for the security holder’s account, as well as the amount and (if one percent or more) the percentage of the class to be owned by such security holder after completion of the offering. In the alternative, you may describe unknown, unidentified selling security holders by class, e.g. former shareholder of a merged company, for an identified amount of securities registered for resale. You must then specifically identify the previously unidentified selling security holders that were described generally in the registration statement, along with the other information required by Item 507, by post-effective amendment as the selling security holders become known to the registrant.

     IVAX has included in the selling security holder table all selling security holders known to it and has prepared the table based on the information supplied to it by the selling security holders named in the table.

     Footnote 9, which has been renumbered to footnote 12, explains that the unidentified selling security holders are either direct purchasers of the notes in a Rule 144A private placement of the notes completed by IVAX in December 2004 or their transferees, pledgees, donees or successors. To the extent selling security holders become known to IVAX after the registration statement is declared effective,

150 West Flagler Street, Suite 2200 ▪ Miami, Florida 33130 ▪ Phone (305) 789-3200 ▪ Fax (305) 789-3395 ▪ www.stearnsweaver.com

Jeffrey Reidler
March 3, 2005

IVAX acknowledges that it must file a post-effective amendment to include selling security holders that were identified generally in the registration statement.

2.	We note that some of the selling security holders may be broker-dealers. If these entities obtained these securities other than as compensation for underwriting services, then they will be deemed to be underwriters under the Securities Act. In that case, please revise your disclosure to include any such parties as underwriters in the “plan of distribution” section and other sections of the prospectus as appropriate.

     As of the date the Registration Statement was filed, only one selling security holder had identified itself as a broker-dealer. The selling security holder was identified as a broker-dealer in the footnotes to the selling security holders’ table and the “plan of distribution” section. As of the date Amendment No. 1 to the Registration Statement was filed, an additional selling security holder had identified itself as a broker-dealer. Such additional selling security holder has been identified as such in the footnotes to the selling security holders’ table and the “plan of distribution” section has also been revised to include such selling security holder. IVAX will provide similar disclosure with respect to any subsequent selling security holder that identifies itself as a broker-dealer.

3.	If any of the selling security holders are affiliates of broker-dealers, they should be so identified. In addition, please revise your disclosure to include the following representations:

•	The selling security holder purchased in the ordinary course of business; and

•	At the time of the purchase, the selling security holder had no agreements or understanding to distribute the securities.

If you are unable to make these statements in the prospectus, please revise the prospectus to state the seller is an underwriter.

     As of the date the Registration Statement was filed, no selling security holder had identified itself as an affiliate of a broker-dealer. As of the date Amendment No. 1 to the Registration Statement was filed, various selling security holders had identified themselves as affiliates of a broker-dealer. IVAX has identified such selling security holders in footnote 8 and provided the requested representations in such footnote.

     We have attempted to address each of the comments raised in your letter. If you have any questions or if we can provide any additional information, please feel free to contact me at (305) 789-3500.

     Thank you for your assistance.

Very truly yours,
/s/Alison W. Miller

Alison W. Miller, Esq.

cc: Song Brandon, Securities and Exchange Commission

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